UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-39476

GreenPower Motor Company Inc.

(Translation of registrant’s name into English)

#240 - 209 Carrall Street, Vancouver, British Columbia  V6B 2J2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K filed by GreenPower Motor Company Inc. (the “Company”) on February 13, 2024 (the “Original Form 6-K”). This Form 6-K/A is being filed for the purposes of (1) adding Exhibit 101 and to furnish the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 in accordance with Rule 405 of Regulation S-T for Exhibit 99.1 of the Original Form 6-K, which is the Company’s consolidated condensed interim financial statements for the three and nine months ended December 31, 2023 and December 31, 2022 and (2) filing a copy of Contract of Lease-Purchase dated May 2, 2022, effective August 1, 2022 between South Charleston Development Authority and GreenPower Manufacturing WV Inc.

Except as described above, no changes have been made to the Original Form 6-K, and this Form 6-K/A does not amend, update or change any other items or disclosures in the Original Form 6-K. Further this Form 6-K does not reflect subsequent events occurring after the filing date of the Original Form 6-K or modify or update in any way disclosures in the Original Form 6-K.

SUBMITTED HEREWITH

THIS FORM 6-K/A, INCLUDING EXHIBITS 10.1, 99.1 AND 101 INCLUDED WITH THIS FORM 6-K/A, ARE HEREBY INCORPORATED BY REFERENCE TO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3, AS AMENDED (NO. 333-276209) AND FORM S-8 (NO. 333-261422), TO BE A PART THEREOF FROM THE DATE ON WHICH THIS FORM 6-K/A IS SUBMITTED.

10.1	Contract of Lease-Purchase dated May 2, 2022, effective August 1, 2022 between South Charleston Development Authority and GreenPower Manufacturing WV Inc.
99.1	Financial Statements for December 31, 2023
101	Interactive Data File
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motors Inc.

/s/ Michael Sieffert

Michael Sieffert, Chief Financial Officer
Date:  May 6, 2024